EXHIBIT 99.1

Centerra Gold Announces Mount Milligan Mine Life Extension and Additional Agreement with Royal Gold

TORONTO, Feb. 14, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) is pleased to announce that the Company and its subsidiary, Thompson Creek Metals Company Inc. (“TCM”), have entered into an additional agreement with RGLD Gold AG, a subsidiary of Royal Gold, Inc. (“Royal Gold”), relating to the Mount Milligan Mine (“Mount Milligan”), which has resulted in a life of mine extension to 2035 and establishes favourable parameters for potential future mine life extensions. All dollar figures are in United States dollars unless otherwise stated.

President and CEO, Paul Tomory, commented, “We are pleased to announce a mutually beneficial additional agreement with Royal Gold, which has allowed us to immediately unlock additional reserves beyond the current mine life. Extending Mount Milligan’s mine life by two years is a key first step in our strategy to realize the full potential of this cornerstone asset in a top-tier mining jurisdiction. Our strategy to further increase mine life at Mount Milligan has three prongs. First, we are immediately initiating a Preliminary Economic Assessment to study the incorporation of the significant drilled inventory to the west of the existing pit, and to evaluate options for capital projects in the mine and the mill that could lead to further mine life extensions, and will soon be starting the associated work on permitting and engagement with our First Nations partners and local stakeholders. Second, we will continue to invest in exploration drilling to unlock the large mineral endowment at Mount Milligan. Finally, we are continuing to advance a site optimization program at Mount Milligan, which began in the fourth quarter of 2023, with a focus on enhanced safety performance and cash flow improvement. We are encouraged by today’s announcement and the prospects for continued optimization at Mount Milligan, which will benefit our shareholders, our partner Royal Gold, and Mount Milligan’s First Nations partners, employees and local stakeholders.”

Highlights of the Transaction

  Mutually beneficial additional agreement that unlocks incremental mineral reserves and resources at Mount Milligan: Immediately extends the mine life by two years to 2035, subject to normal course permitting, and grows mineral resources to 510 million tonnes, inclusive of reserves.
  Potential for future mine life increases beyond 2035: The additional agreement enables Centerra to study mine life extensions via the conversion of existing mineral resources into mineral reserves, most of which are classified in the measured and indicated categories, coupled with the potential addition of new mineral resources. It also establishes a strong platform for Centerra to continue to invest in further drilling at Mount Milligan.
  Beneficial outcome for all stakeholders at Mount Milligan: The additional agreement supports Centerra’s strategy of extending Mount Milligan’s mine life to, and potentially beyond, 2035 for the benefit of Centerra’s shareholders, as well as Mount Milligan’s First Nations partners, employees and local stakeholders.
  Centerra will receive increased cash payments for Mount Milligan gold and copper production sold to Royal Gold, starting in approximately 2030: When added to the streaming payments under the Existing Stream Agreement (as defined below), the additional agreement will effectively provide aggregate cash payments for gold and copper sold under the Existing Stream Agreement as follows:
    For gold, up to: (i) the lower of $850 per ounce and 50% of the gold spot price for the period between approximately 2030 and approximately 2035(1,2); and (ii) the lower of $1,050 per ounce and 66% of the gold spot price from and after approximately 2036(1,3);
    For copper, up to, (i) 50% of the copper spot price for the period between approximately 2030 and approximately 2035(1,2); and (ii) 66% of the copper spot price from and after approximately 2036(1,4).
  As part of the additional agreement, Centerra and TCM have agreed to make certain payments and deliveries to Royal Gold:
    Upfront cash payments of $24.5 million;
    A commitment to deliver an aggregate of 50,000 ounces of gold;
    Commencing in approximately 2030(1,5), payments equal to 5% of Mount Milligan’s annual free cash flow, which increase by an additional 5% of annual free cash flow commencing in approximately 2036(1,6) (for a total of 10% per year after such date).

(1) Approximate year estimates are based on production forecasts.
(2) The 2030 timeframe relates to the first to occur of delivering, to Royal Gold, after January 1, 2024, 375,000 ounces of gold or 30,000 tonnes of copper.
(3) The 2036 timeframe relates specifically to the threshold of delivering to Royal Gold 665,000 ounces of gold after January 1, 2024.
(4) The 2036 timeframe relates specifically to the threshold of delivering to Royal Gold 60,000 tonnes of copper after January 1, 2024.
(5) January 1st of the year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from and after January 1, 2024, but no later than January 1, 2036.
(6) January 1st of the year following the later of delivering to Royal Gold an aggregate of 665,000 ounces of gold and an aggregate of 60,000 tonnes of copper, in each case from and after January 1, 2024, but not later than January 1, 2036.

Mount Milligan Life of Mine Extension

2023 Year-End Mineral Reserves and Mineral Resources

As of December 31, 2023, Mount Milligan’s proven and probable gold mineral reserves were an estimated 2.8 million ounces of contained gold (250 million tonnes at 0.35 grams per tonne (“g/t”) gold), and its measured and indicated gold resources was 2.3 million ounces of contained gold (260 million tonnes at 0.27 g/t gold). As of December 31, 2023, the mine’s proven and probable copper mineral reserves were an estimated 961 million pounds of contained copper (250 million tonnes at 0.17% copper) and its measured and indicated mineral resources were an estimated 851 million pounds (260 million tonnes at 0.15% copper).

Further Study, Preliminary Economic Assessment (“PEA”), Exploration and Optimization

Centerra will be initiating a PEA to evaluate the substantial mineral resources at Mount Milligan with a goal to unlock additional value beyond its current 2035 mine life. The scope of the PEA is expected to include significant drilling completed to the west of the pit not currently included in the existing resource, plus inclusion of existing resources, most of which are classified in the measured and indicated categories. The PEA will also evaluate several capital projects to support a further expansion of Mount Milligan’s mine life, including options for a new tailings storage facility (“TSF”) and potential process plant upgrades. The Company will also be starting the associated work on permitting and engagement with its First Nations partners and local stakeholders. The PEA is expected to be completed in first half of 2025.

The Company is also continuing its exploration drilling program aimed at expanding the mineral resource base significantly at Mount Milligan. In 2023, approximately 80% of the exploration drilling at Mount Milligan was carried out in the pit and three brownfield areas within the mining lease. In all these areas, results received showed mineralization extending west from the pit margin and below the ultimate pit boundary. Centerra is encouraged by the significant mineral endowment at Mount Milligan, setting the stage for potential future resource additions. At Goldmark and South Boundary, there are possibilities for near-surface additions. At North Slope, DWBX Extension and Saddle West, the Company continues to test for depth extensions. Centerra expects to invest approximately $5 to $7 million in exploration spending at Mount Milligan in 2024. For additional details and drill results from the 2023 Mount Milligan exploration program, please refer to the announcement entitled “Centerra Gold Announces 2023 Year-End Mineral Reserves and Resources and Provides Exploration Update”, which was issued in conjunction with this news release on February 14, 2024.

Finally, in the fourth quarter of 2023, Centerra embarked on a site-wide optimization program at Mount Milligan focused holistically on assessments of operational health and safety, productivity, and cost efficiency opportunities, in concert with mine plan optimization. The comprehensive optimization program will set up Mount Milligan for long-term success to 2035 and beyond. The Company is encouraged by the preliminary cash flow improvement estimates from the first phases of work on the program.

Highlights of the Additional Royal Gold Agreement

The additional agreement entered into with Royal Gold (the “Additional Royal Gold Agreement”), which is effective immediately, provides supplementary payments to Mount Milligan that has enabled the reserve increase and corresponding extension of the mine life described above. The existing Amended and Restated Purchase and Sale Agreement with Royal Gold dated as of December 14, 2011, as amended (the “Existing Stream Agreement”), is not affected by the Additional Royal Gold Agreement. The Additional Royal Gold Agreement, taken together with the Existing Stream Agreement, will have the effect of increasing payments for Mount Milligan gold and copper production sold to Royal Gold under the Existing Stream Agreement, among other things. The percentage of gold and copper production streamed to Royal Gold remains unchanged at 35% gold and 18.75% copper.

Gold Stream

Gold Delivery Threshold (after January 1, 2024)	Approximate Year(1)	Gold Payments Received from Royal Gold
		Additional Royal Gold Agreement plus Existing Stream Agreement	Existing Stream Agreement
Until either 375,000 ounces of gold or 30,000 tonnes of copper have been delivered to Royal Gold (the “First Threshold”)	2024 - 2029	$435/oz	$435/oz
After the First Threshold until 665,000 ounces of gold have been delivered to Royal Gold (the “Second Gold Threshold”)	2030 - 2035	Lower of $850/oz and 50% of spot gold price	$435/oz
After 665,000 ounces of gold have been delivered to Royal Gold	2036+	Lower of $1,050/oz and 66% of spot gold price	$435/oz

(1) Approximate year estimates are based on production forecasts.

Copper Stream

Copper Delivery Threshold (after January 1, 2024)	Approximate Year(1)	Copper Payments Received from Royal Gold
		Additional Royal Gold Agreement plus Existing Stream Agreement	Existing Stream Agreement
Until either 375,000 ounces of gold or 30,000 tonnes of copper have been delivered to Royal Gold (the “First Threshold”)	2024 - 2029	15% of spot copper price	15% of spot copper price
After the First Threshold until 60,000 tonnes of copper have been delivered to Royal Gold (the “Second Copper Threshold”)	2030 - 2035	50% of spot copper price	15% of spot copper price
After 60,000 tonnes of copper have been delivered to Royal Gold	2036+	66% of spot copper price	15% of spot copper price

(1) Approximate year estimates are based on production forecasts.

Optional Pre-Threshold Payments

The Additional Royal Gold Agreement also provides TCM an option to elect to receive additional payments (“Optional Pre-Threshold Payments”) from Royal Gold prior to the First Threshold (“Pre-Threshold Period”), in a low commodity price environment. If both the gold spot price falls below $1,600 per ounce and the copper spot price falls below $3.50 per pound, then Centerra may elect to receive up to:

  For gold, the lesser of: (i) $415 per ounce, for an aggregate cash payment per ounce equal to $850 per ounce when including any cash payment under the Existing Stream Agreement; and (ii) an amount per ounce equal to the difference of 66% of the gold spot price, less any cash payment under the Existing Stream Agreement for such gold; and
  For copper, 35% of the copper spot price, for an aggregate cash payment per metric tonne equal to 50% of the copper spot price when including any cash payment under the Existing Stream Agreement for such copper.

After the Pre-Threshold Period, any Optional Pre-Threshold Payments previously received by TCM will be repayable if the prices of gold and copper each increase above $1,600 per ounce and $3.50 per pound, respectively, at the time of any gold or copper delivery under the Existing Stream Agreement.

Centerra Payments

As part of the Additional Royal Gold Agreement, Centerra and TCM have agreed to make certain payments and deliveries to Royal Gold as outlined below.

  Upfront consideration: Cash payment of $24.5 million;
  Deferred gold consideration: Deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with the first delivery to occur by June 30, 2030(1); and
  Free Cash Flow payments: Payments equal to 5% of Mount Milligan’s cumulative free cash flow commencing approximately 2030(2), payable annually. Commencing in approximately 2036(3) the annual payments will double (for a total of 10% of free cash flow per year after such date). No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow (i.e., such that cumulative free cash flow from the commencement of the payments in 2030 is positive) before any such payments to Royal Gold resume. For the purposes of calculating these payments, free cash flow is defined as gross revenue received by TCM from the sale of minerals, less treatment and refining costs, operating costs, exploration costs, interest costs, taxes (excluding federal and provincial income taxes), lease payments, capital costs, reclamation costs, net stream costs, intercompany costs, and changes in working capital (all in respect of Mount Milligan).

(1) First to occur of: the achievement of the First Threshold, and Q2 2030.
(2) January 1st of the year following the later to occur of delivering to Royal Gold an aggregate of 375,000 of gold and an aggregate of 30,000 tonnes of copper, in each case from and after January 1, 2024, but no later than January 1, 2036.
(3) January 1st of the year following the later of the Second Gold Threshold and the Second Copper Threshold, but not later than January 1, 2036.

Conference Call to Discuss the Mount Milligan Mine Life Extension and Additional Royal Gold Agreement

Centerra will host a conference call and webcast to discuss the Mount Milligan mine life extension and Additional Royal Gold Agreement on Wednesday February 14, 2024 at 8:00 am Eastern Time. Details for the conference call and webcast are included below.

Webcast

  Participants can access the webcast at the following link:
  https://services.choruscall.ca/links/centerragold202402.html
  An archive of the webcast will be available for until end of day May 14, 2024.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will by-pass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial-in and speak with a live operator, can access the call by dialing 1-800-319-4610 or 604-638-5340. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until end of day March 14, 2024. The recording can be accessed by dialing 412-317-0088 or 1-855-669-9658 and using the passcode 0700. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com/investor/events-presentations.

Advisors and Counsel

National Bank Financial acted as financial advisor, and Stikeman Elliott LLP acted as legal advisor to Centerra.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Qualified Persons

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information in this news release related to mining. Mr. St-Onge is a Qualified Person within the meaning of NI 43-101.

Lars Weiershäuser, PhD, P.Geo, and Centerra’s Director, Geology, has reviewed and approved the scientific and technical information included in this news release related to geology and mineral resources. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

All other scientific and technical information presented in this document was reviewed and approved by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer. Mr. Chawrun is a Qualified Person within the meaning of NI 43-101.

Caution Regarding Forward-Looking Information:

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words "achieve", “assume”, “anticipate”, “approach”, “believe”, “budget”, “contemplate”, “contingent”, “continue”, “could”, “deliver”, “de-risk”, “develop”, “enhance”, “estimate”, “evaluate”, “expand”, “expect”, “explore”, “focus”, “forecast”, “future”, “generate”, “growth”, “in line”, “improve”, “intend”, “may”, “maximize”, “modify”, “obtain”, “offset”, “on track”, “optimize”, “path”, “plan”, "potential", “re-evaluate”, “realize”, “remaining”, “restart”, “result”, “schedule”, “sees”, “seek”, “strategy”, “subject to”, “target”, “test”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the benefits expected to be realized from the Additional Royal Gold Agreement, including expectations regarding future mine life extensions and optimizations, benefits expected to be realized by the Company’s shareholders and local stakeholders; the timing of receiving the increased cash payments for Mount Milligan gold and copper production sold to Royal Gold and the timing of the free cash flow payments to Royal Gold under the Additional Royal Gold Agreement; expectations regarding converting existing mineral resources into reserves and investments in further drilling at Mount Milligan; the completion of the PEA, including the timing, scope and expected results of the PEA; the exploration drilling and site-wide optimization programs at Mount Milligan and the benefits expected to be realized from them.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s Mount Milligan operations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; risks relating to future disagreements or disputes with Royal Gold, including in respect of the Existing Stream Agreement and/or the Additional Royal Gold Agreement; potential defects of title in the Mount Milligan properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Mount Milligan properties; (B) risks relating to financial matters, including: sensitivity of the Mount Milligan Mine to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on, including assumptions relating to the Additional Royal Gold Agreement; the accuracy of the Company’s production and cost estimates; the accounting treatment of the Additional Royal Gold Agreement; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; risks relating to the complexity of calculating free cash flow in respect of the Mount Milligan Mine and the free cash flow payments to be made to Royal Gold based thereon; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreement when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of February 14, 2024. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.